IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

Member of
Deloitte Touche Tohmatsu Limited

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	30,884,302
Receivables from subscribers		224,149
Receivables from clearing firm		501,940
Receivables from exchanges		516,717
Due from affiliate		2,674,850
Deferred tax asset		969,687
Prepaid expenses		43,114
TOTAL ASSETS	$	35,814,759

Liabilities and Member's Equity

Liabilities:		
Payable to parent	$	217,169
Accrued expenses and other liabilities		3,423,896
TOTAL LIABILITIES		3,641,065
Member's equity:		
Member's equity		32,173,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,814,759

See notes to Statement of Financial Condition

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent").

During the year, the Company operated an Alternative Trading System ("ATS") which provided execution services for its broker-dealer subscribers. The Company also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Investors Exchange LLC ("Exchange"). The Company serves solely as the routing facility for the Exchange as of September 2, 2016.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ materially from those estimates.

Revenue Recognition

Through September 1, 2016, the Company's primary business was matching equity shares on its trading system for its subscribers. Matched fees included shares matched on its trading system whereby shares whose price was $1.00/share or greater were assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price was less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) was assessed. Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). The Company offered several pricing promotions during the year to eligible subscribers. Fees were recorded on a trade date basis as securities transactions occurred.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company recorded Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

On August 19, 2016, the Company entered into a new Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to properly allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for use of the routing facility described in the next paragraph, the Company is also reimbursed by the Exchange for costs incurred on behalf of the Exchange.

Other revenues consisted primarily of revenue from trade reporting and other revenues received from exchanges.

All fees are recorded on a trade date basis as securities transactions occur.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue.

Routing fees and Section 31 fees are described in Revenue Recognition and clearing fees consist of costs to process, clear and settle transactions.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2016, and the Company had no accruals for interest and penalties at December 31, 2016.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect it to materially impact the Statement of Financial Condition of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the Statement of Financial Condition of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the Statement of Financial Condition of the Company.

In March 2016, the FASB issued ASU 2016-08, Revenue *from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its Statement of Financial Condition and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-

in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its Statement of Financial Condition.

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution in excess of FDIC limits of approximately $1.8 million.

Cash equivalents of approximately $28.9 million consist of money market funds.

4. Receivables From Subscribers, Clearing Firm and Exchanges

As of December 31, 2016, the Company had amounts receivable from subscribers, clearing firm and exchanges as follows (in thousands):

	Receivables
Subscribers	$ 224
Clearing Firm	502
Exchanges	517
	$ 1,243

Receivables from subscribers consist of all trading fees (matched, routed and regulatory transaction fees) billed to the Company's subscribers.

Receivables from clearing firm consists of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

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Receivable from exchanges consist of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA was for $13,000,000 with a 5% per annum interest charge with a three-year term, which matured on September 12, 2016. The Subordinated Loan and related interest accrual were allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA.

During 2016 the Company completely repaid the principal plus accrued interest of approximately $14.9 million to the Parent.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent.

A new Tri-Party ESA with the Exchange and the Parent went into effect August 19, 2016 and it replaced the prior ESA with Parent. The Parent will reimburse the Company for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2016, amounts due to the Parent relating to the Tri-Party ESA were approximately $217,000, payable within 30 days.

As part of the new Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2016, amounts due from the Exchange relating to the Tri-Party ESA were approximately $2.7 million, receivable within 30 days.

At December 31, 2016, amounts due from IEX Exchange LLC relating to the ESA were approximately $2.7 million, payable within 30 days.

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of RSUs and options is based on the most recent valuation completed by the Parent on the date of grant.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the ESA and Tri-Party ESA based upon services provided by the Parent's employees.

Capital Contributions

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2016, the Parent made approximately $8.0 million of such non-cash capital contributions which included an increase to the deferred tax asset of approximately $532,000.

6. Income Taxes

At December 31, 2016, the Company had a deferred tax asset of approximately $1.0 million relating to stock based compensation.

The federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the Tri-Party ESA.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2016.

On September 20, 2016, the Company changed its minimum net capital requirement under SEC Rule 15c3-1 from $100,000 to $5,000 effective October 1, 2016. Due to its cessation of operating as an ATS and relinquishing its rights to act as an agent in a Private Placement, the Company has placed itself under the classification of "Other Broker Dealer".

At December 31, 2016, the Company had net capital of approximately $27.2 million, which exceeded the minimum requirement of approximately $241,000 by $27.0 million. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the Statement of Financial Condition.

The Parent granted approximately 130,000 restricted stock units during January 2017 which vest over 4 years. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.